EXHIBIT (a)(5)(f)
N E W S      R E L E A S E

FOR IMMEDIATE RELEASE	Contact:	Steven E. Nielsen, President and CEO
Richard L. Dunn, Senior Vice President and CFO
(561) 627-7171

Palm Beach Gardens, Florida	October 17, 2005
DYCOM INDUSTRIES, INC. ANNOUNCES FINAL RESULTS OF ITS DUTCH AUCTION
TENDER OFFER
Palm Beach Gardens, Florida, October 17, 2005—Dycom Industries, Inc. (NYSE Symbol: “DY”) announced today the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on October 11, 2005.
Based on the final tabulation by Wachovia Bank, N.A., the depositary for the tender offer, 8,763,451 shares of common stock were properly tendered and not withdrawn at prices at or below $21.00 per share. As a result, the Company has accepted for purchase 8,763,451 shares of common stock at a purchase price of $21.00 per share, for a total cost of approximately $184.0 million.
Wachovia Bank, N.A. will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered and not accepted for purchase.
Goldman, Sachs & Co. and Merrill Lynch & Co. acted as dealer managers for the tender offer, and Georgeson Shareholder Communications Inc. acted as the information agent for the tender offer.
Dycom is a leading provider of specialty contracting services throughout the United States. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric utilities and others.